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December 23, 2008

Jimmy Lai
Chief Financial Officer
Linktone LTD.
12/F, Cross Tower, No. 318, Fu Zhou Road
Shanghai 200001
People's Republic of China

      Re: Linktone LTD.
             Form 20-F for the Fiscal Year Ended December 31, 2007
             Filed on June 30, 2008
             File No. 000-506596

Dear Mr. Lai:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                     Sincerely,

                     Kathleen Collins
                     Accounting Branch Chief